Exhibit (a)(14)

For further information, please contact:
John LaBoskey, Senior Vice President/CFO
BEI Technologies, Inc. • 415/956-4477
www.bei-tech.com

BEI TECHNOLOGIES SUCCESSFULLY COMPLETES
TENDER OFFER FOR SHARES OF OPTICNET, INC.

          SAN FRANCISCO, December 23, 2003 – BEI Technologies, Inc. (Nasdaq: BEIQ) (the “Company”), announced the successful completion of its cash tender offer for all of the outstanding common stock of OpticNet, Inc. and the resulting acquisition of OpticNet, Inc. as a wholly owned subsidiary of the Company. The offer expired as scheduled at midnight New York City time on Monday, December 22, 2003.

5,367,235 shares of the outstanding common stock of OpticNet were validly tendered and not withdrawn prior to the expiration of the offer. All tendered shares were accepted for purchase by a wholly owned subsidiary of the Company, in accordance with the terms of the offer. Upon the purchase of shares pursuant to the offer, together with shares of common stock contributed by the Company, the Company's subsidiary owned over 90% of the total outstanding shares of OpticNet common stock prior to the merger. As previously announced, the Company and its acquisition subsidiary and OpticNet entered into a definitive merger agreement earlier this year for the Company to acquire OpticNet at a price equal to $0.04 per share of OpticNet outstanding common stock. Promptly after the expiration of the offer, the Company consummated the merger, so that OpticNet became a wholly owned subsidiary of the Company. Each share of common stock not accepted for purchase in the offer was, subject to the exercise of appraisal rights, converted into the right to receive $0.04 in cash, without interest, in the merger.

The Company is an established manufacturer of electronic sensors, motors, actuators and motion control products used for factory and office automation, medical equipment, military, aviation and space systems. In addition, sales to manufacturers of transportation equipment including automobiles, trucks and off-road equipment have become a significant addition to the Company’s business in recent years. The Company’s micromachined quartz yaw rate sensors are being used in advanced vehicle stability control systems and a significant increase in the production of those sensors had been in progress from the middle of 1998 through fiscal 2003 except for a decrease in production in fiscal 2002 due to increased competition. The Company has transitioned to its next generation of automotive inertial quartz based sensor products, remotely mounted multi-sensor clusters with CAN Bus and a multi rate sensor package suitable for incorporation into electronic systems modules. The Company also manufactures electronic steering wheel position sensors, seat-memory modules, throttle position sensors, pressure sensors, and other devices used in transportation systems. GyroChip and MotionPak are registered trademarks of the Company.

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